Exhibit (8)(j)(5)

AMERICAN FUNDS INSURANCE SERIES

RULE 22C-2 SHAREHOLDER INFORMATION AGREEMENT

This SHAREHOLDER INFORMATION AGREEMENT is entered into by and between the American Funds Service Company (“AFS”) and Modern Woodmen of America (the, “Society”) with an effective date of March 11, 2015 (the “Agreement”).

WHEREAS, AFS serves as transfer agent for the American Funds Insurance Series (the “Funds”);

WHEREAS, the Society and AFS and the Funds have entered into a participation agreement (“Fund Participation and Service Agreement”) regarding the purchase and redemption of shares of the Funds by the Society on behalf of its separate accounts for the benefit of the holders of interests in variable annuity certificates issued by the Society (“Certificates”); and

WHEREAS, pursuant to Rule 22c-2 under the Investment Company Act of 1940, the Funds are required to enter into an agreement with the Society under which the Society is required to provide the Funds, upon request, with certain Certificate Holder and account information and to prohibit transactions that violate each Fund’s policies and procedures designed to prevent excessive trading;

NOW, THEREFORE, in consideration of the promises and mutual covenants hereinafter contained, the parties hereby agree as follows:

(1)                                 Shareholder Information

(a)                                 Agreement to Provide Information.  The Society agrees to provide AFS, upon written request, (1) the taxpayer identification number (“TIN”), if known, of any or all Certificate Holder(s) of the account, (2) the amount and date of any transaction in the account, (3) the name or other identifier of any investment professional(s) associated with the Certificate Holder(s) or account (if known), and (4) the transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Fund Shares held through an account maintained by the Society during the period covered by the request. The Society shall only be required to provide information relating to Certificate Holder-Initiated Transfer Purchases or Certificate Holder-Initiated Transfer Redemptions.

(i)                                     Period Covered by Request.  Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought.  AFS may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Funds.

(ii)                                Form and Timing of Response. The Society agrees to transmit the requested information that is on its books and records to AFS or its designee promptly, but in any event not later than 10 business days after receipt of a request. If the requested information is not on the Society’s books and records, the Society agrees to: (1) provide or arrange to provide to AFS the requested information from Certificate Holders who hold an account with an indirect intermediary; and (2) if directed by AFS, block further purchases of Fund Shares from such indirect intermediary. Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to AFS should be consistent with the NSCC Standardized Data Reporting Format.

(iii)                             Limitations on Use of Information. AFS agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2.  If a party to this Agreement becomes aware of any disclosure to an unauthorized third party of any non-public personal financial information of a Certificate Holder provided or received by AFS in response to a request for information pursuant to the terms of this Agreement and determines that there is a reasonable likelihood of harm resulting from such disclosure, such party promptly shall, at its expense: (1) notify the other party; (2) investigate the circumstances relating to such actual or suspected unauthorized access, use or disclosure; (3) take commercially reasonable steps to mitigate the effects of such unauthorized access, use or disclosure and to prevent any reoccurrence; (4) provide to the other party such information regarding such unauthorized access, use or disclosure as is reasonably required for the other party to evaluate the likely consequences and any regulatory or legal requirements arising out of such unauthorized access, use or disclosure; and (5) cooperate with the other party to further comply with all relevant laws, rules and regulations.

(iv)                              Indemnification by AFS.  AFS agrees to indemnify and hold harmless the Society from any and all liability, claim, loss, demand, damages, costs and expenses (including reasonable attorney’s fees) arising in connection with a third party claim or action brought against the Society as a result of any unauthorized disclosure of a Certificate Holder’s TIN or the Certificate number(s) associated with such Certificate Holder provided to AFS in response to a request for information pursuant to the terms of this Agreement.

(v)                                 Frequency of Request.  AFS shall not request transaction information more frequently than quarterly, unless good cause justification is demonstrated by AFS that a more frequent request is necessary to enforce the Fund’s restrictions on market timing and similar abusive transactions.

(b)                                 Agreement to Restrict Trading. The Society agrees to execute written instructions from AFS to restrict or prohibit further purchases or exchanges of Shares by a Certificate Holder that has been identified by AFS as having engaged in transactions of the Funds’ Shares (directly or indirectly through the Society’s separate account) that violate policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Funds.

(i)                                   Form of Instructions.  Instructions must include TIN, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is (are) to remain in place.  If the TIN is not known, the instructions must include an equivalent identifying number of the Certificate Holder(s) or account(s) or other agreed upon information to which the instruction relates.  Upon request of the Society, AFS agrees to provide to the Society, along with any written instructions to prohibit further purchases or exchanges of Shares by Certificate Holder, information regarding those trades of the Certificate Holder that violated the Fund’s policies.

(ii)                               Timing of Response.  The Society agrees to execute instructions as soon as reasonably practicable, but not later than ten business days after receipt of the instructions by the Society. The foregoing notwithstanding, the Society shall have no obligation to execute written instructions from the Fund if such actions could, in the Society’s reasonable opinion, violate, or be deemed likely to violate any applicable law, regulation, decision or any official interpretation of the same. Provided further, the Society shall not be obligated to honor any instructions which are otherwise illegal or expose the Society to regulatory investigation or enforcement action, or otherwise causes or results in the Society having to bring, or defend against, a civil action involving an aggrieved Certificate Holder(s) with respect to the enforcement of any abusive transfer restrictions, however, the Society understands and agrees that the AFS and Funds may restrict trading in Fund shares if they reasonably believe such restriction is in the best interest of the Fund and its shareholders.

(iii)                           Confirmation by the Society.  The Society must provide written confirmation to AFS that instructions have been executed.  The Society agrees to provide confirmation as soon as reasonably practicable, but not later than 10 business days after the instructions have been executed.

(iv)                            Force Majeure Event.  Each party is excused from performance under this Agreement and shall not be liable for any delay in performance or non-performance, in whole or in part, caused by the occurrence of any event or contingency beyond the control of the parties including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, acts of war or terrorism, actions or decrees of governmental bodies, and similar occurrences.  The party who has been so affected shall promptly give written notice to the other party and shall use its best efforts to resume performance.  Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of such Force Majeure Event.

(2)                                 Construction of the Agreement; Fund Participation and Service Agreement.  The parties have entered into a Fund Participation and Service Agreement between or among them for the purchase and redemption of shares of the Funds by separate accounts maintained by the Society in connection with the Certificates.  This Agreement supplements the Fund Participation Agreement.  To the extent the terms of this Agreement conflict with the terms of the Fund Participation Agreement, the terms of this Agreement shall control.

(3)                                 Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.

(4)                                 Successors.  This Agreement shall be binding upon the parties hereto, but not upon their transferees, successors and assigns.

(5)                                 Assignment.  No party to this Agreement may assign the Agreement, or any of the rights, obligations, or liabilities under the Agreement, without the written consent of all parties hereto.

(6)                                 Counterparts and Delivery.  This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.  A signed copy of this Agreement delivered by facsimile or by emailing a copy in .pdf form shall be treated as an original and shall bind both parties just as would the exchange of originally signed copies.

(7)                                 Definitions.  For purposes of this paragraph:

(a)                                 The term “provide or arrange to provide” means if the record keeping is not done on the books of the Society, the Society will provide AFS with the name of the individual or entity performing the record keeping or assist AFS in working with the Certificate Holder to obtain the information through another means.

(b)                                 The term “Fund” includes the Fund’s principal underwriter and transfer agent.  The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.(1)

(c)                                  The term “good cause” means an instance where (1) the Fund has experienced unusual levels or patterns of purchase or redemption activity and reasonably believes such activity is an indication that trading activity in an account is

(1) As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

inconsistent with Fund policies, thereby requiring additional Certificate Holder information to investigate compliance with Fund policies; or (2) the Fund reasonably believes that additional Certificate Holder information is necessary for the purpose of a periodic compliance review or audit.

(d)                                 The term “Shares” means the interests of Certificate Holders corresponding to the redeemable securities of record issued by the Funds under the Investment Company Act of 1940 that are held by the Society.

(e)                                  The term “Certificate Holder” means the holder of interests in a Certificate issued by the Society, or a participant in an employee benefit plan with a beneficial interest in a Certificate.

(f)                                   The term “Certificate Holder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Certificate Holder that results in a transfer of assets within a Certificate to a Fund, but does not include transactions that are executed: (1) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Certificate to a Fund as a result of “dollar cost averaging” programs, , or automatic rebalancing programs; (2) required transactions pursuant to a Certificate death benefit; (3) one time step-up in Certificate value pursuant to a Certificate death benefit; (4) pursuant to allocation of assets to a Fund through a Certificate as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Certificate; or (5) pre-arranged transfers at the conclusion of a required free look period.

(g)                                  The term “Certificate Holder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Certificate Holder that results in a transfer of assets within a Certificate out of a Fund, but does not include transactions that are executed: (1) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Certificate out of a Fund as a result of annuity payouts, systematic withdrawal programs, and automatic rebalancing programs; (2) as a result of any deduction of charges or fees under a Certificate; (3) as a result of withdrawals or surrenders from a Certificate; (4) as a result of payment of a death benefit from a Certificate; or (5) as a result of loans. The term “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the Investment Company Act.

(h)                                 The term “written” includes electronic writings and facsimile transmissions.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date below.

AMERICAN FUNDS SERVICE COMPANY		MODERN WOODMEN OF AMERICA

By:	/s/ Ryan Rue	By:	/s/ W. Kenny Massey

	Ryan Rue	Print Name:	W. Kenny Massey

	Vice President	Title:	President

	March 11, 2015	Date:	February 27, 2015